Exhibit B
REQUISITION OF A SHAREHOLDERS MEETING FOR
HELIX BIOPHARMA CORP.

TO:	HELIX BIOPHARMA CORP. 1188 West Georgia Street Suite 1260 Vancouver, BC V6E 4A2 Canada

AND TO:	THE DIRECTORS THEREOF
The undersigned shareholders of an aggregate of 7,887,720 common shares in the capital of Helix BioPharma Corp. (the “Corporation”) representing approximately 11.8% of the issued shares of the Corporation hereby requisitions the board of directors of the Corporation (the “Board”), pursuant to Section 143 of the Canada Business Corporations Act, to call a meeting of shareholders (the “Meeting”) to be held as soon as possible for the following purposes:
1.	To pass a resolution to fix the number of directors for election to the Board for the ensuing year at seven (7); and

2.
To conduct, and pass a resolution for, the election of directors of the Board, including to consider the nominees identified in the shareholder proposal letter dated August 3, 2011 and filed with the Corporation on August 4, 2011 (the “Shareholder Proposal Letter”), a copy of which is attached hereto, or additional directors to fill vacancies resulting nominees identified in the Shareholder Proposal Letter unwilling or unable to stand for election at the Meeting.

DATED this 17th day of October, 2011.

ACM ALPHA CONSULTING MANAGEMENT AG
By:	/s/ Veronika Kandziora
	Name:	Veronika Kandziora
	Title:	President and Chief Executive Officer

ACM ALPHA CONSULTING MANAGEMENT EST.
By:	/s/ Andreas Kandziora
	Name:	Andreas Kandziora
	Title:	President and Managing Director

/s/ Andreas Kandziora
Andreas Kandziora

/s/ Zbigniew Lobacz
Zbigniew Lobacz